Exhibit 99.1

AMC Entertainment Inc. Confirms Preliminary Discussions

KANSAS CITY, Mo. (November 19, 2003)--AMC Entertainment Inc. (AMEX: AEN), one of the world's leading theatrical exhibition companies, confirmed today that it is engaged in preliminary discussions with Loews Cineplex Entertainment Corporation about a possible business combination.

No assurances can be given that an agreement between the parties can be reached or, if an agreement is reached, that any such transaction will be completed. The Company does not intend to make any further public announcement concerning this possible transaction unless and until a definitive agreement has been signed or discussions have been terminated.

AMC Entertainment Inc. is a leader in the theatrical exhibition industry. Through its circuit of AMC Theatres, the Company operates 232 theatres with 3,507 screens in the United States, Canada, France, Hong Kong, Japan, Portugal, Spain, Sweden and the United Kingdom. Its Common Stock trades on the American Stock Exchange under the symbol AEN. The Company, headquartered in Kansas City, Mo., has a website at www.amctheatres.com.

Any forward-looking statements contained in this release, which reflect management's best judgment based on factors currently known, involve risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements included herein as a result of a number of factors, including among others the Company's ability to enter into various financing programs, the performance of films licensed by the Company, competition, construction delays, the ability to open or close theatres and screens as currently planned, domestic and international political, social and economic conditions, demographic changes, increases in demand for real estate, changes in real estate, zoning and tax laws, unforeseen changes in operating requirements, the Company's ability to identify suitable acquisition candidates and to successfully integrate acquisitions into its operations and results of significant litigation.

Contact:

Richard J. King, Senior Vice President, Corporate Communications
AMC Entertainment Inc.
(816) 221-4000